

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 23, 2010

Joseph R. Ianniello
Executive Vice President and Chief Financial Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

      RE: CBS Corporation
             Form 10-K for the year ended December 31, 2009
             Filed February 25, 2010
             File No. 001-09553

Dear Mr. Ianniello:

      We have completed our review of your filing and have no further comments at this time.

                        Sincerely,
                        /s

                        Larry Spirgel
                        Assistant Director